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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Celanese AG

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

D1497A101

(Cusip Number)

J. Travis Hain

Bank of America Capital Investors

Bank of America Corporate Center

100 N. Tryon Street, 25th Floor

Charlotte, North Carolina 28255

(704) 386-7839

Copy to:

Margaret A. Gibson, Esq.
Kirkland & Ellis LLP

200 East Randolph Drive

Chicago, Illinois 60601

(312) 861-2200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 6, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
BA Capital Investors Sidecar Fund, L.P.
(2)	Check the Appropriate Box if a Member of a Group	(a) [ ]
(See Instructions)	(b) [x]
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)
OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)[ ]
(6)	Citizenship or Place of Organization
Cayman Islands B.W.I.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-
(8)	Shared Voting Power
3,049,398
(9)	Sole Dispositive Power -0-
(10)	Shared Dispositive Power
3,049,398
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,049,398
(12)	Check if Aggregate Amount in Row (11) Excludes Certain Shares[ ]
(See Instructions)
(13)	Percent of Class Represented by Amount in Row (11)
6.2%*
(14)	Type of Reporting Person (See Instructions)
PN

____________

* The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the SEC on Form 6-K for the year ended December 31, 2003.
(1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
BA Capital Management Sidecar, L.P.
(2)	Check the Appropriate Box if a Member of a Group	(a) [ ]
(See Instructions)	(b) [x]
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)
AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)[ ]
(6)	Citizenship or Place of Organization
Cayman Islands B.W.I.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-
(8)	Shared Voting Power
3,049,398
(9)	Sole Dispositive Power -0-
(10)	Shared Dispositive Power
3,049,398
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,049,398
(12)	Check if Aggregate Amount in Row (11) Excludes Certain Shares[ ]
(See Instructions)
(13)	Percent of Class Represented by Amount in Row (11)
6.2%*
(14)	Type of Reporting Person (See Instructions)
PN

____________

* The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the SEC on Form 6-K for the year ended December 31, 2003.
(1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
BACM I Sidecar GP Limited
(2)	Check the Appropriate Box if a Member of a Group	(a) [ ]
(See Instructions)	(b) [x]
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)
AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)[ ]
(6)	Citizenship or Place of Organization
Cayman Islands B.W.I.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-
(8)	Shared Voting Power
3,049,398
(9)	Sole Dispositive Power -0-
(10)	Shared Dispositive Power
3,049,398
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,049,398
(12)	Check if Aggregate Amount in Row (11) Excludes Certain Shares[ ]
(See Instructions)
(13)	Percent of Class Represented by Amount in Row (11)
6.2%*
(14)	Type of Reporting Person (See Instructions)
OO

____________

* The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the SEC on Form 6-K for the year ended December 31, 2003.

(1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
J. Travis Hain
(2)	Check the Appropriate Box if a Member of a Group	(a) [ ]
(See Instructions)	(b) [x]
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)
AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)[ ]
(6)	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
-0-
(8)	Shared Voting Power
3,049,398
(9)	Sole Dispositive Power -0-
(10)	Shared Dispositive Power
3,049,398
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,049,398
(12)	Check if Aggregate Amount in Row (11) Excludes Certain Shares [ ]
(See Instructions)
(13)	Percent of Class Represented by Amount in Row (11)
6.2%*
(14)	Type of Reporting Person (See Instructions)
IN

____________

* The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the SEC on Form 6-K for the year ended December 31, 2003.

ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D (the "Schedule 13D") relates to the ordinary shares ("Ordinary Shares") of Celanese AG, a German stock corporation (the "Company"). The principal executive offices of the Company are located at Frankfurter Strasse 111, 61476 Kronberg/Ts, Germany.

ITEM 2. IDENTITY AND BACKGROUND.

This statement on Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the SEC pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the "Exchange Act"):

(i) BA Capital Investors Sidecar Fund, L.P., a Cayman Islands limited partnership ("BACI");

(ii) BA Capital Management Sidecar, L.P., a Cayman Islands limited partnership ("BACI Management");

(iii) BACM I Sidecar GP Limited, a Cayman Islands limited liability exempted company ("BACM I"); and

(iv) J. Travis Hain (together with BACI, BACI Management and BACM I the "Reporting Persons").

Each of BACI, BACI Management and BACM I was formed to effect the transactions described in Item 4 below and has not engaged in any activities other than those incident to its formation and such transactions. The principal business address of BACI, BACI Management and BACM I is 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

The principal occupation of Mr. Hain is serving as the managing member of BACI Management, as a director of BACM I and as an employee of a subsidiary of Bank of America Corporation. Bank of America Corporation is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and is engaged in the general banking and financial services business through its subsidiaries. Mr. Hain is a United States citizen. The business address of Mr. Hain is 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

During the last five years, none of the Reporting Persons and, to the best knowledge of such Reporting Persons, none of the persons listed on Schedule 1, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On April 5, 2004, BACI purchased approximately 7.4% of the ordinary shares (the "BCHCP Shares") of Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd, a Cayman Islands exempted company ("BCHCP"). The remainder of the BCHCP Shares were purchased by Blackstone Capital Partners (Cayman) Ltd. 1, a Cayman Islands exempted company ("BCP 1"), Blackstone Capital Partners (Cayman) Ltd. 2, a Cayman Islands exempted company ("BCP 2") and Blackstone Capital Partners (Cayman) Ltd. 3, a Cayman Islands exempted company ("BCP 3" and, together with BCP 1 and BCP 2, the "Blackstone Purchasers"). BCHCP is the sole equity holder of BCP Crystal Holdings Ltd. 2, a Cayman Islands exempted company ("BCP Holdings 2"). BCP Holdings 2 is the holder of all the equity of BCP Caylux Holdings Luxembourg S.C.A., a Luxembourg societe en commandite par actions (partnership limited by shares) ("BCP Luxembourg") (in accordance with applicable Luxembourg law, a de minimus number of shares of BCP Luxembourg are held by BCP Holdings 2 indirectly through two of its wholly-owned subsidiaries). BCP Luxembourg is the sole equity holder of BCP Holdings GmbH, a German limited liability company ("BCP Holdings"). BCP Holdings is the sole equity holder of BCP Acquisition GmbH & Co. KG, a German limited partnership ("BCP Acquisition"). BCP Acquisition is the sole equity holder of BCP Crystal Acquisition GmbH & Co. KG, a German limited partnership ("BCP Crystal"). On April 6, 2004, BCP Crystal acquired 41,228,136 Ordinary Shares, representing approximately 83.6% of all Ordinary Shares, excluding treasury shares, pursuant to its tender offer for all of the registered Ordinary Shares of the Company. Funds for the purchase of the BCHCP Shares by BACI were provided from capital contributions from the investors in BACI.

ITEM 4. PURPOSE OF THE TRANSACTION.

BACI acquired the BCHCP Shares for investment purposes and the Reporting Persons do not have any plan or proposal with respect to the Company's Ordinary Shares. In certain public filings, BCP Crystal and certain of its affiliates have disclosed certain plans and proposals with respect to the Company's Ordinary Shares, which may result in the Reporting Persons being deemed to have acquired the indirect beneficial ownership of additional Ordinary Shares.

The response to Item 3 is hereby incorporated by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b). The information contained on the cover pages of this Schedule 13D and in Item 3 is incorporated herein by reference.

BACI does not directly beneficially own any Ordinary Shares. BACI, as a holder of equity interests in BCHCP, may be deemed to indirectly have shared voting and dispositive power over the Ordinary Shares that BCP Crystal may be deemed to beneficially own.

BACI Management does not directly beneficially own any Ordinary Shares. BACI Management, as the general partner of BACI, has the power to vote and dispose of securities held by BACI. BACI Management therefore may be deemed to have shared voting and dispositive power over the Ordinary Shares that BCP Crystal may be deemed to beneficially own.

BACM I does not directly beneficially own any Ordinary Shares. BACM I, as the general partner of BACI Management, has the shared power to vote and dispose of securities held by BACI Management. BACM I therefore may be deemed to have shared voting and dispositive power over the Ordinary Shares that BCP Crystal may be deemed to beneficially own.

Mr. Hain does not directly beneficially own any Ordinary Shares. Mr. Hain, as the managing member of BACI Management, has shared power to vote and dispose of securities held by BACI Management, and may therefore be deemed to have shared voting and dispositive power over the Ordinary Shares that BCP Crystal may be deemed to beneficially own. Mr. Hain disclaims such beneficial ownership. If Mr. Hain's employment with Bank of America Corporation or its subsidiaries is terminated, Mr. Hain will cease to be the managing member of BACI Management. BA Equity Investors, Inc., a subsidiary of Bank of America Corporation, is the sole limited partner of BACI, but does not control the voting or disposition of any securities directly or indirectly owned by BACI.

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule 1, has engaged in any transaction during the past 60 days in any Ordinary Shares, except as described in this Schedule 13D.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

The Reporting Persons and the Blackstone Purchasers and certain of their affiliates may be considered to have acted or to be acting in concert with respect to the Ordinary Shares, and consequently, the Reporting Persons and the Blackstone Purchasers and certain of their affiliates may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act. Each of the Reporting Persons disclaim membership in any such "group" with the Blackstone Purchasers and certain of their affiliates.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In connection with its investment of common equity, BACI agreed, subject to certain conditions, that BACI and certain of its affiliates will not acquire any equity securities of Celanese AG or any securities convertible into or exchangeable or exercisable for such equity securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

  Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2004

BA CAPITAL INVESTORS SIDECAR FUND, L.P.

By: BA Capital Management Sidecar, L.P., its general partner

By: BACM I Sidecar GP Limited, its general partner

By: /s/ J. Travis Hain _
Name: J. Travis Hain
Title: Director

BA CAPITAL MANAGEMENT SIDECAR, L.P.

By: BACM I Sidecar GP Limited, its general partner

By: /s/ J. Travis Hain _
Name: J. Travis Hain
Title: Director

BACM I SIDECAR GP LIMITED

By: /s/ J. Travis Hain _
Name: J. Travis Hain
Title: Director

/s/ J. Travis Hain _
J. Travis Hain

Schedule 1

Directors of BACM I Sidecar GP Limited

The principal business address of each of the persons named below is 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255. The principal occupation of each of the persons named below is serving as a director of BACM I and as an employee of a subsidiary of Bank of America. Each of the persons named below is a citizen of the United States.

Name

J. Travis Hain

George E. Morgan, III

Walker L. Poole

Robert H. Sheridan, III

Ann Hayes Browning

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of us of an amendment to Schedule 13D relating to the Ordinary Shares of Celanese AG, a German stock corporation, and that any subsequent amendments thereto filed by any of us will be filed on behalf of each of us. This Agreement may be included as an exhibit to such joint filing.

DATE: April 16, 2004

BA CAPITAL INVESTORS SIDECAR FUND, L.P.

By: BA Capital Management Sidecar, L.P., its general partner

By: BACM I Sidecar GP Limited, its general partner

By: /s/ J. Travis Hain _
Name: J. Travis Hain
Title: Director

BA CAPITAL MANAGEMENT SIDECAR, L.P.

By: BACM I Sidecar GP Limited, its general partner

By: /s/ J. Travis Hain _
Name: J. Travis Hain
Title: Director

BACM I SIDECAR GP LIMITED

By: /s/ J. Travis Hain _
Name: J. Travis Hain
Title: Director

/s/ J. Travis Hain _
J. Travis Hain